Mail Stop 4561

March 18, 2010

Cary L. Deacon
President and Chief Executive Officer
Navarre Corporation
7400 49th Avenue North
New Hope, MN 55428

> **Re: Navarre Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Form 8-K Filed October 30, 2009**
> **File No. 000-22982**

Dear Mr. Deacon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief